SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35445; File No. 812-15568

HarbourVest Private Investments Fund, et al.

January 10, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants:

HarbourVest Private Investments Fund, HarbourVest Registered Advisers L.P., HarbourVest Partners, LLC, HarbourVest Partners L.P., HarbourVest Advisers L.P., HarbourVest Partners (Ireland) Limited, HarbourVest Partners (Canada) Limited, HarbourVest Air Canada Fund L.P., HarbourVest Amitim Fund L.P., Anggerik HV L.P., HarbourVest AP7 PE Investment L.P., HarbourVest Asia Pacific 5 Investment Holding L.P., HarbourVest Asia Pacific 5 Secondary L.P., HarbourVest Asia Pacific Fund 5 L.P., HarbourVest Asia Pacific 5 AIF SCSP , HarbourVest Blue Ridge Fund L.P., HarbourVest Broadway Co-Investment L.P., HarbourVest Bvk Co-Investment Fund 2022 SCSP, Calstrs Lower Middle Market Fund IV, LLC, Calstrs Lower Middle Market Fund V, L.P., Calstrs Lower Middle Market Fund VI L.P., Calstrs Lower

Middle Market Fund VII L.P., HarbourVest Canada Growth Fund L.P., HarbourVest Canada Growth Fund II L.P., HarbourVest Canada Growth Fund III L.P., HarbourVest Cc Portfolio Fund L.P., HarbourVest Centre Street Co-Investment Fund L.P., CHV Investments Fund L.P., HarbourVest Citrine Fund L.P., HarbourVest Partners Cleantech Fund II L.P., HarbourVest Co-Invest 2017 Private Equity Partners L.P., HarbourVest Co-Invest 2018 Private Equity Partners L.P., HarbourVest Co-Invest 2019 Private Equity Partners L.P., HarbourVest Co-Invest 2020 Private Equity Partners L.P., HarbourVest Co-Invest 2021 Private Equity Partners L.P., HarbourVest Co-Invest 2022 Private Equity Partners L.P., HarbourVest Co-Invest 2023 Private Equity Partners L.P., HarbourVest Partners Co-Investment Fund IV L.P., HarbourVest Partners Co-Investment IV AIF L.P., HarbourVest Partners Co-Investment Fund IV Aiv L.P., HarbourVest Co-Investment Opportunities Fund L.P., HarbourVest Partners Co-Investment Fund V L.P., HarbourVest Partners Co-Investment V AIF L.P., HarbourVest Partners Co-Investment Fund V AIV L.P., HarbourVest Partners Co-Investment VI Aggregator L.P., HarbourVest Partners Co-Investment Fund VI L.P., HarbourVest Partners Co-Investment VI AIF SCSP , HCF6 Holdings LLC, Hcf5 Holdings LLC, HarbourVest Co-Investment VII Buyout Aggregator L.P., HarbourVest Co-Investment Fund VII Growth L.P., HarbourVest Co-Investment Fund VII Buyout L.P., HarbourVest Co-Investment Fund VII Combined L.P., HarbourVest Credit Opportunities II AIF SCSP , HarbourVest Credit Opportunities Fund II L.P., HarbourVest COF III Investment L.P., HarbourVest Credit Opportunities Fund III L.P., HarbourVest Credit Opportunities III AIF SCSP , Csc Private Investments L.P., HarbourVest Ct Co-Investment Fund L.P., HarbourVest Ct Private Debt Fund L.P., HarbourVest D2022 Fund L.P., HarbourVest Dai-Ichi Life PE Fund L.P., Denso Hv Pep L.P., Denso Hv Pep II Holdings LLC, Denso Hv Pep II L.P., HarbourVest Dl II Investment Holding A (L) L.P., HarbourVest Dl

II Investment Holding A (U) L.P., HarbourVest Dl II Investment Holding B (L) LLC, HarbourVest Dl II Investment Holding B (U) L.P., HarbourVest Direct Lending Fund II (U) L.P., HarbourVest Direct Lending II Parallel Fund (U) L.P., HarbourVest Direct Lending II AIF (U) SCSP , HarbourVest Direct Lending Fund II (L) L.P., HarbourVest Direct Lending II Parallel Fund (L) L.P., HarbourVest Dl Investment Holding I (L) LLC, HarbourVest Direct Lending Fund (L) L.P., HarbourVest Direct Lending AIF (L) SCSP , HarbourVest Dover Street IX Investment L.P., Dover Street IX L.P., Dover Street IX AIF L.P., Dover Street 2014 Holdings LLC, Dover VII Holdings LLC, Dover Street VIII Holdings L.P., HarbourVest Dover Street X Investment L.P., Dover Street X L.P., Dover Street X AIF SCSP , HarbourVest Dover Street Xi Investment L.P., Dover Street Xi L.P., Dover Street Xi AIF SCSP , HarbourVest Emmpt PE Fund L.P., Enervest LLC, HarbourVest FFV Fund L.P., HarbourVest Finance Street AIV L.P., HarbourVest Finance Street II AIV L.P., HarbourVest Finance Street II L.P., HarbourVest Finance Street III AIV L.P., HarbourVest Finance Street III L.P., The First Capital Access Fund, L.P., HarbourVest Frenchmen Street Fund L.P., HarbourVest FRS R3 LLC, HarbourVest Partners IX-Buyout Fund L.P., HarbourVest Partners IX-Credit Opportunities Fund L.P., HarbourVest Partners IX-Venture Fund L.P., HarbourVest Partners X AIF Buyout L.P., HarbourVest Partners X AIF Venture L.P., HarbourVest Partners X Buyout Fund L.P., HarbourVest Partners X Secondary L.P., HarbourVest Partners X Venture Fund L.P., HarbourVest Partners XI Buyout Fund L.P., HarbourVest Partners XI Buyout AIF L.P., HarbourVest Partners XI Micro Buyout Fund L.P., HarbourVest Partners XI Micro Buyout AIF L.P., HV Xi Secondary L.P., HarbourVest Partners XI Venture AIF L.P., HarbourVest Partners XI Venture Fund L.P., HarbourVest Partners XII Buyout Fund L.P., HarbourVest Partners XII Buyout AIF SCSP, HarbourVest Partners XII Micro Buyout Fund L.P., HarbourVest Partners

XII Micro Buyout AIF SCSP, HV XII Secondary L.P., HarbourVest Partners XII Venture Fund L.P., HarbourVest Partners Xii Venture AIF SCSP , HarbourVest Partners Xiii Buyout Fund L.P., HarbourVest Partners Xiii Buyout AIF SCSP , Hv Xiii Secondary L.P., HarbourVest Partners Xiii Small Cap Fund L.P., HarbourVest Partners Xiii Small Cap AIF SCSP , HarbourVest Partners Xiii Venture Fund L.P., HarbourVest Partners Xiii Venture AIF SCSP , Gf2018 Holdings LLC, Gf2019 Holdings LLC, Hv 2019 Global Holdings LLC, HarbourVest Global Annual Private Equity Fund L.P., HarbourVest 2015 Global Fund L.P., HarbourVest 2016 Global Fund L.P., HarbourVest 2016 Global AIF L.P., HarbourVest 2017 Global Fund L.P., HarbourVest 2017 Global AIF L.P., HarbourVest 2018 Global Fund L.P., Hv 2018 Global Investment L.P., HarbourVest 2018 Global AIF L.P., HarbourVest 2019 Global Investment L.P., HarbourVest 2019 Global Fund L.P., HarbourVest 2019 Global AIF SCSP , HarbourVest 2020 Global Investment L.P., HarbourVest 2020 Global Fund L.P., HarbourVest 2020 Global AIF SCSP , HarbourVest 2021 Global Investment L.P., HarbourVest 2021 Global Fund L.P., HarbourVest 2021 Global AIF SCSP , HarbourVest 2022 Global Investment L.P., HarbourVest 2022 Global Fund L.P., HarbourVest 2022 Global AIF SCSP , HarbourVest 2023 Global Fund L.P., HarbourVest 2023 Global Investment L.P., HarbourVest 2023 Global AIF SCSP , HarbourVest 2024 Global Investment L.P., HarbourVest 2024 Global Fund L.P., HarbourVest 2024 Global AIF SCSP , HarbourVest 2025 Global Investment L.P., HarbourVest 2025 Global Fund L.P., HarbourVest 2025 Global AIF SCSP , Great Lakes Fund L.P., HarbourVest Guardian Co-Investment Fund L.P., HarbourVest Braemar Holdings LLC, HarbourVest Ci Secondaries L.P., HarbourVest Harvest Fund II L.P., HarbourVest Harvest Fund L.P., Hcf4 Holdings LLC, HarbourVest Global Private Solution Sicav S.A. - Diversified Private Equity Fund, HGPS-DPE Delaware Holdings LLC, HGPS-DPE Luxembourg Holdings SCSP ,

HarbourVest Infrastructure Income Portfolio 1 L.P., HarbourVest Infrastructure Income Portfolio 1 Holdings L.P., HarbourVest Infrastructure Income Portfolio 2 L.P., HarbourVest Infrastructure Income Portfolio 3 L.P., Hipep Ix De Holdings LLC, Hipep Ix Investment Holding L.P., Hipep Ix Secondary L.P., Hipep Ix Fund L.P., Hipep Ix AIF SCSP , Hipep Select Asia Fund L.P., Hipep Select Asia Fund II L.P., Hipep Select Asia Fund III L.P., Hipep VII Emerging Markets Fund L.P., Hipep VII Em Holdings LLC, Hipep VII Europe Holdings LLC, Hipep VII Partnership Holdings LLC, Hipep VII Secondary Holdings LLC, Hipep VII (AIF) Asia Pacific Fund L.P., Hipep VII (AIF) Partnership Fund L.P., Hipep VII Asia Pacific Fund L.P., Hipep VII Europe Fund L.P., Hipep VII Partnership Fund L.P., Hipep VII Secondary L.P., Hipep VIII Partnership Fund L.P., Hipep VIII Partnership AIF L.P., Hipep X Fund L.P., Hipep X Holdings LLC, Hipep X Secondary L.P., HarbourVest Homestead Fund L.P., HarbourVest Homestead Holdings LLC, Horizon Impact Fund L.P., Hv 2022 Global Holdings LLC, Hv 2023 Global Holdings LLC, HarbourVest Adelaide L.P., Hv Amitim Uniform Holdings LLC, HarbourVest Ap7 Holdings 2 LLC, HarbourVest Asia Pacific Fund VIII L.P., HarbourVest Asia Pacific VIII AIF L.P., HarbourVest Blue Secondary 2018 L.P., HarbourVest Braemar Fund L.P., HarbourVest Cb Global Co-Inv Fund L.P., HarbourVest Finance Street L.P., Hv Great Lakes Series I 2020 Holdings LLC, Hv Harvest Holdings LLC, Hv International VIII Secondary L.P., Hv Meranti III A1 Holdings LLC, Hv Nest Uniform Holdings LLC, Hv New Street Franklin Series Holdings LLC, HarbourVest Pathway Holdings LLC, Hv Ra II LLC, HarbourVest Red Dragon L.P., Hv Si - Apollo Sengai Fund L.P., Hv Special Situations Fund L.P., Hv VIII Holdings LLC, Hv Z Global Private Equity Fund, L.P., Hv Z Global Private Equity Holdings LLC, HarbourVest Zebra 1 L.P., HarbourVest Zebra 2 L.P., HarbourVest Zebra 3 L.P., HVSHP L.P., HVSHP Holdings LLC, HarbourVest Iof3 Holdings L.P., HarbourVest Infrastructure

Opportunities Fund III L.P., HarbourVest Infrastructure Opportunities III AIF SCSP , Juni Private Equity Fund H (Usd) L.P., Juni Private Equity Fund H (Usd) Holdings 1 L.P., Kpi-HarbourVest Multi-Strategy Fund I L.P., Kps-HarbourVest Multi-Strategy Fund I L.P., Kpi-HarbourVest Multi-Strategy Investment Holdings LLC, HarbourVest Ktcu Co-Investment Fund L.P., Kwasa Nexus Fund L.P., Lindenstone PE SCSP, Longhorn Hv Co-Investment 1 L.P., Longhorn Hv Co-Investment 2 L.P., Longhorn Hv Co-Investment Opps A L.P., Longhorn Hv Co-Investment Opps B L.P., Longhorn Hv Reveille 1 L.P., HarbourVest Lungo III Fund Scs, HarbourVest Lungo IV Fund SCSP , The Maple Fund L.P., Meranti Fund II L.P., Meranti Fund III L.P., Meranti Fund L.P., Meranti Holdings LLC, Meranti II Holdings LLC, HarbourVest Mercurius L.P., HarbourVest Partners Mezzanine Income Fund L.P., Migdal-HarbourVest 2016 Fund L.P., Migdal-HarbourVest 2016 Holdings LLC, HarbourVest Mvpe 5 SCSP , HarbourVest Mvpe 5 Holdings LLC, Mvpe 6 SCSP , Mvpe 6 Holdings LLC, Mvpf 2 SCSP , HarbourVest Mvpf SCSP , HarbourVest Mvpf Holdings LLC, HarbourVest Nespf L.P., HarbourVest Nest Co-Investment L.P., Nour Fund I L.P., Nps Co-Investment (A) Fund L.P., Nps Co-Investment (A) Holdings LLC, Nps Co-Investment (A) Holdings L.P., Nps Co-Investment Fund II L.P., Nps Fund II Holdings L.P., Nyscrf Pioneer Partnership Fund A-II, L.P., Nyscrf Pioneer Partnership Fund III L.P., Nyscrf Transition Annex Fund L.P., HarbourVest/Nystrs Co-Invest Fund L.P., HarbourVest/Nystrs Co-Invest Fund II L.P., HarbourVest/Nystrs Co-Invest Fund III L.P., HarbourVest Ontario Private Equity Fund L.P., HarbourVest Orbit AIF SCSP , HarbourVest Pa Co-Investment Fund L.P., Pacific Coast Senior Credit Finance 1 L.P., Pacific Coast Senior Credit L.P., HarbourVest L Global PE SMA L.P., HarbourVest L Global PE Holdings LLC, HarbourVest Pc Secondaries 2020 Fund L.P., HarbourVest Pc Secondaries 2022 Fund L.P., HarbourVest Pc Secondaries 2024 Fund L.P., HarbourVest Private Equity

Continuation Solutions Aggregator L.P., HarbourVest Private Equity Continuation Solutions L.P., HarbourVest Private Equity Continuation Solutions AIF SCSP , Pecs Overflow Fund L.P., Peninsula HarbourVest Fund L.P., HarbourVest Persla PE Fund L.P., HarbourVest Poba Co-Investment Fund L.P., HarbourVest New Street Fund L.P., Ra4 Holdings LLC, HarbourVest Real Assets - Energy Fund L.P., HarbourVest Real Assets - Energy Fund II L.P., HarbourVest Real Assets Fund III L.P., HarbourVest Ra4 Holdings L.P., HarbourVest Real Assets Fund IV L.P., HarbourVest Real Assets IV AIF SCSP , HarbourVest Real Assets Olive Fund L.P., HarbourVest Reynolds Fund I L.P., HarbourVest Secondary 2017 Private Equity Partners L.P., HarbourVest Secondary 2018 Private Equity Partners L.P., HarbourVest Secondary 2019 Private Equity Partners L.P., Dover Street 2014 Overflow Fund L.P., Secondary Overflow Fund III L.P., Secondary Overflow Fund IV L.P., Secondary Overflow Fund V L.P., HarbourVest Skew Base AIF L.P., HarbourVest Slo Fund L.P., HarbourVest Slo Holdings LLC, Hvst-Tope LLC, Smrs-Capp LLC, Smrs-Hvdl LLC, Smrs-Tope LLC, Smrs-Ncrp LLC, Stc HarbourVest Pecs Fund L.P., Stc HarbourVest Private Debt Fund L.P., HarbourVest Partners Stewardship Investment L.P., HarbourVest Partners Stewardship Fund L.P., HarbourVest Partners Stewardship AIF SCSP , HarbourVest Summit Hill Fund L.P., Sunvest II LLC, Sunvest LLC, HarbourVest Tbw L.P., HarbourVest Tju Declaration Fund L.P., HarbourVest Tmrs Polaris SMA L.P., Trsl Co-Investment Fund L.P., Vanguard HarbourVest 2020 Private Equity Fund L.P., Vanguard HarbourVest 2021 Private Equity Fund L.P., Vanguard HarbourVest 2021 Private Equity Holdings LLC, Vanguard HarbourVest 2022 Private Equity Fund L.P., Vanguard HarbourVest 2022 Private Equity Holdings LLC, Vanguard HarbourVest 2023 Private Equity Fund L.P., Vanguard HarbourVest 2024 Private Equity Fund L.P., VRS HV 2013 Separate Account LLC, VRS HV 2016 Separate Account LLC, HarbourVest Vsma1 Asia Fund L.P., HarbourVest

Vsma1 Asia Holdings LLC, HarbourVest Vulcanus L.P., HarbourVest Wespath Impact Investment Fund L.P., HarbourVest Co-Invest 2024 Private Equity Partners L.P., HarbourVest Emmpt PE Holdings LLC, HarbourVest Ffv Holdings LLC, Hv Si - Apollo Sengai Holdings LLC, HarbourVest Red Dragon Holdings LLC, HarbourVest Tju Declaration Holdings LLC, HarbourVest As Fund L.P., HarbourVest Alberta Fund L.P., HarbourVest Suncor Fund L.P, HarbourVest Vsma1 Credit Fund L.P., PECS Delaware Overflow Fund L.P., Vanguard HarbourVest 2025 Private Equity Fund L.P., HGPS Secondary Holdings LLC

Filing Dates: The application was filed on April 24, 2024, and amended on October 15, 2024 and December 19, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, February 5, 2025, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Monique Austin, HarbourVest Private Investments Fund, at maustin@harbourvest.com; and Daniel Chisholm, HarbourVest Private Investments Fund, at dchisholm@harbourvest.com; and Rajib Chanda,

Simpson Thacher & Bartlett LLP, Rajib.Chanda@stblaw.com; and Ryan Brizek, Simpson

Thacher & Bartlett LLP, ryan.brizek@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Taylor Evenson, Senior Counsel, or Terri

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and

conditions, please refer to Applicants' second amended and restated application, dated December

19, 2024, which may be obtained via the Commission's website by searching for the file number

at the top of this document, or for an Applicant using the Company name search field, on the

SEC's EDGAR system. The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

　　　　For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.